CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$117.90

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $304,792.18 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $117.90 offset against the registration fee due for this offering and of which $304,674.28 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1428 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 147-I dated July 23, 2008	Registration Statement No. 333-130051 Dated July 23, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,000,000 Buffered Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund due July 28, 2011

General

  The notes are designed for investors who seek a return of two times the appreciation of the iShares® FTSE/Xinhua China 25 Index Fund up to a maximum total return on the notes of 92.60% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 28, 2011†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 23, 2008 and are expected to settle on or about July 28, 2008.

Key Terms

Index Fund:	iShares® FTSE/Xinhua China 25 Index Fund (the “Index Fund”)
Upside Leverage Factor:	2
Payment at Maturity:

If the Final Share Price is greater than the Strike Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Return multiplied by 2, subject to a Maximum Total Return on the notes of 92.60%. For example, if the Share Return is more than 46.30%, you will receive the Maximum Total Return on the notes of 92.60%, which entitles you to a maximum payment at maturity of $1,926 for every $1,000 principal amount note that you hold. Accordingly, if the Share Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Return x 2)]

Your principal is protected against up to a 15% decline of the Index Fund at maturity. If the Final Share Price is equal to or declines from the Strike Price by up to 15%, you will receive the principal amount of your notes at maturity.

If the Final Share Price declines from the Strike Price by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return + 15%)]
If the Final Share Price declines from the Strike Price by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Share Return:	Final Share Price – Strike Price Strike Price
Strike Price:

Set equal to $141.48, as determined on the pricing date in the sole discretion of the calculation agent, divided by the Share Adjustment Factor. The Strike Price is not the regular official weekday closing price of one share of the Index Fund on the pricing date. Although the calculation agent has made all determinations and taken all actions in relation to the establishment of the Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Price, that might affect the value of your notes.

Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 147-I and “Supplemental Information Relating to the Index Fund” in this pricing supplement for further information about these adjustments.

Observation Date:	July 25, 2011†
Maturity Date:	July 28, 2011†
CUSIP:	48123LHF4
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 147-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 147-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$12.50	$987.50

Total	$3,000,000	$37,500	$2,962,500

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Underwriting” beginning on page PS-35 of the accompanying product supplement no. 147-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 23, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 147-I dated July 23, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 23, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 147-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 147-I dated July 23, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003702/e32380_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Index Fund

According to publicly available information, the Board of Trustees of iShares Trust has authorized a 3-for-1 split of the shares of the Index Fund for shareholders of record as of the close of business on July 21, 2008, payable after the close of trading on July 23, 2008. Shares of the Index Fund will begin trading on a split-adjusted basis on July 24, 2008. Accordingly, we expect that the calculation agent will adjust the Share Adjustment Factor from 1.0 to 3.0 , such adjustment to be effective as of July 24, 2008. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 147-I for further information about anti-dilution adjustments.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by two, up to the Maximum Total Return on the notes of 92.60%, or $1,926 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Final Share Price, as compared to the Strike Price, of up to 15%. If the Final Share Price declines by more than 15%, for every 1% decline of the Index Fund beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  RETURN LINKED TO THE iSHARES® FTSE/XINHUA CHINA 25 Index FUND — The return on the notes is linked to the iShares® FTSE/Xinhua China 25 Index Fund. The iShares® FTSE/Xinhua China 25 Index Fund is an exchange-traded fund of iShares® Trust, which is a registered investment company that consists of numerous separate investment portfolios. The iShares® FTSE/Xinhua China 25 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of equity securities of large Chinese companies listed on The Stock Exchange of Hong Kong Ltd., as measured by the FTSE/Xinhua China 25 Index, which we refer to as the Underlying Index. The Underlying Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on The Stock Exchange of Hong Kong Ltd. For additional information about the Index Fund and the Underlying Index, see the information set forth under “The iShares® FTSE/Xinhua China 25 Index Fund” in the accompanying product supplement no. 147-I.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 147-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes for U.S. federal income tax purposes as “open transactions” that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. A portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rule. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 147-I dated July 23, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Share Return is positive or negative. Your investment will be exposed to any decline in the Final Share Price, as compared to the Strike Price, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is greater than the Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 92.60%, regardless of the appreciation in the Index Fund, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to the Hong Kong dollar, the currency in which the equity securities held by the Index Fund are denominated. Your net exposure will depend on the extent to which the Hong Kong dollar strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the Hong Kong dollar, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund, the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on various securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in equity securities not included in the Underlying Index. Any of such action could adversely affect the price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH CHINA, ONE OF THE LARGEST GLOBAL EMERGING MARKETS — The risks of investing in emerging markets, such as China, are typically greater than those of investing in developed countries where political, economic and social structures may be much more established and efficient. China remains subject to political and social uncertainty, substantial government involvement in the economy, conflict with Taiwan, and issues relating to the reunification with Hong Kong. China is also under pressure to change its currency standards. These factors may increase the volatility, and consequently the risk, of an investment in the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-2
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Hong Kong dollar and the correlation between that rate and the prices of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Price of $140.00 and reflect the Maximum Total Return on the notes of 92.60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Return	Total Return

$280.00	100.00%	92.60%
$266.00	90.00%	92.60%
$252.00	80.00%	92.60%
$238.00	70.00%	92.60%
$224.00	60.00%	92.60%
$210.00	50.00%	92.60%
$204.82	46.30%	92.60%
$196.00	40.00%	80.00%
$182.00	30.00%	60.00%
$168.00	20.00%	40.00%
$154.00	10.00%	20.00%
$147.00	5.00%	10.00%
$140.00	0.00%	0.00%
$133.00	-5.00%	0.00%
$126.00	-10.00%	0.00%
$119.00	-15.00%	0.00%
$112.00	-20.00%	-5.00%
$98.00	-30.00%	-15.00%
$84.00	-40.00%	-25.00%
$70.00	-50.00%	-35.00%
$56.00	-60.00%	-45.00%
$42.00	-70.00%	-55.00%
$28.00	-80.00%	-65.00%
$14.00	-90.00%	-75.00%
$0.00	-100.00%	-85.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Strike Price of $140.00 to a Final Share Price of $147.00. Because the Final Share Price of $147.00 is greater than the Strike Price of $140.00 and the Share Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 92.60%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The closing price of one share of the Index Fund decreases from the Strike Price of $140.00 to a Final Share Price of $119.00. Although the Share Return is negative, because the Final Share Price of $119.00 is less than the Strike Price of $140.00 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Strike Price of $140.00 to a Final Share Price of $210.00. Because the Final Share Price of $210.00 is greater than the Strike Price of $140.00 and the Share Return of 50% multiplied by 2 exceeds the Maximum Total Return of 92.60%, the investor receives a payment at maturity of $1,926 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Strike Price of $140.00 to a Final Share Price of $98.00. Because the Share Return is negative and the Final Share Price of $98.00 is less than the Strike Price of $140.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Example 5: The closing price of one share of the Index Fund decreases from the Strike Price of $140.00 to a Final Share Price of $0. Because the Share Return is negative and the Final Share Price of $0 is less than the Strike Price of $140.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$1,000 + [$1,000 x (-100% + 15%)] = $150

Historical Information

The following graph sets forth the historical performance of the iShares® FTSE/Xinhua China 25 Index Fund based on the weekly closing price of one share of the Index Fund from October 8, 2004 through July 18, 2008. The date of the Index Fund’s inception was October 4, 2004. The closing price of one share of the Index Fund on July 23, 2008 was $141.59. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The closing price stated above or the closing prices used to prepare the graph below have not been adjusted to give effect to the announced 3-for-1 share split that is expected to become effective on July 24, 2008. See “Supplemental Information Relating to the Index Fund” in this pricing supplement for additional information.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-4